NINE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the nine months ended December 31, 2007 and the audited consolidated financial statements for the year ended March 31, 2007, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of February 22, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overview

The Company has assembled a capable and experienced mineral exploration team to focus its efforts toward making a major new mineral deposit discovery. This team is actively evaluating properties in British Columbia and jurisdictions around the world in order to acquire a significant exploration or development project.

Peak Property

On September 27, 2007, Amarc entered into a letter agreement with an arm's length party for an exclusive option whereby the Company may acquire, over up to a three year period, the right to earn an undivided 100% interest in the Peak property, subject to a 2% net smelter royalty, which the Company may acquire from the arm's length party for $2,000,000. The agreement is subject to certain conditions, including the signing of a formal agreement on or before December 31, 2007 and the acceptance of such formal agreement by the TSX Venture Exchange (the "Effective Date"). Consideration for acquiring the 100% undivided interest in the Peak property is to consist of staged payments totaling $85,000 and the incurring of expenditures totaling $175,000 on the property from the date of signing the letter agreement until the third anniversary of the Effective Date. As at the date of this MD&A, negotiations are underway to defer signing of the formal agreement until results are received from geological samples taken by the Company on the property during October 2007.

The Peak property is located approximately 90 kilometres northwest of Fort St. James, and is accessible by road.

The property is underlain by rocks of the Cache Creek Complex, which comprises minor serpentinites of the Late Pennsylvanian to Late Triassic Trembleur Ultramafite Unit, and also greenstones and greenschist metamorphic rocks of the Rubyrock Igneous Complex. The Cache

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

Creek Complex is intruded by Middle Jurassic to Early Cretaceous granites of the Endako Batholith – Francois Lake Suite. These latter rocks are prospective for porphyry base metal deposits.

Pond Property

On September 27, 2007, Amarc entered into a letter agreement with an arm's length party for an exclusive option whereby the Company may acquire, over up to a four year period, the right to earn an undivided 100% interest in the Pond property, subject to a 2% net smelter royalty, which the Company may acquire for $2,000,000. The agreement is subject to certain conditions, including the signing of a formal agreement on or before December 31, 2007 and the acceptance of such formal agreement by the TSX Venture Exchange (the "Effective Date"). Consideration for acquiring the 100% undivided interest in the Pond property is to consist of staged payments totaling $215,000 and the incurring of expenditures totaling $225,000 on the property from the date of signing the letter agreement until the fourth anniversary of the Effective Date. Both parties agreed to defer signing of the formal agreement until April 30, 2008 in order to allow receipt of results from geological samples taken by the company on the property during October 2007.

The Pond property is located approximately 90 kilometres northwest of Fort St. James, and is accessible by road.

The property is underlain by rocks of the Cache Creek Complex, which comprises minor serpentinites of the Late Pennsylvanian to Late Triassic Trembleur Ultramafite Unit, and also greenstones and greenschist metamorphic rocks of the Rubyrock Igneous Complex. These units lie in close proximity to Middle Jurassic to Early Cretaceous granites of the Endako Batholith –Francois Lake Suite that are prospective for porphyry-style base metal deposits.

Sitlika Properties

In December 2006, Amarc announced that it had acquired, by Option Agreement and staking, six large exploration properties located in central British Columbia, approximately 110 kilometres northeast of Smithers. These properties cover an area of approximately 1,100 square kilometres and include the Bodine, Megamine, Aspira, Polymet, Polymet East and Polymet South claims. The properties are crossed by the CNR-BC Rail line at Takla Landing, are traversed by a mainline industrial road and a network of forestry roads. The provincial power grid power is located approximately 55 kilometres from the property.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

Bodine Property Agreement

In November 2006, Amarc reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property. Amarc can acquire its interest in the Bodine property by making staged cash payments totaling $225,000, of which $25,000 was paid in December 2006, and expending $2,000,000 on the property over the next four years. The property is subject to a 3% net smelter royalty, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be required from the fifth year of the agreement to the fifteenth year of the agreement.

The Sitlika Properties are underlain by a 100 kilometre long belt of gossanous metasedimentary and metavolcanic rocks of the Sitlika assemblage. The area was the subject of a focused geological mapping initiative by the BC Ministry of Energy and Mines (Schiarizza and Payie, 1997). The results indicate that the Sitlika rocks have the potential to host volcanogenic massive sulphide deposits.

A stream sediment sampling program in the Bodine area returned outstanding results, including regionally significant copper values ranging from 1,650 ppm to 3,500 ppm and zinc concentrations from 1,750 ppm to 4,000 ppm from samples in streams that drain areas underlain by altered felsic volcanic rocks. Preliminary follow-up prospecting has uncovered a footwall-type stringer copper-zinc mineralized zone, similar to that typically associated with the formation of copper and zinc rich volcanic hosted massive sulphide deposits, within an iron oxide horizon which extends for up to 20 kilometres. In addition, the occurrence of brecciated and layered sulphides, and felsic quartz-eye porphyritic fragmental volcanic rocks have also been noted. Results of initial channel sampling include: four samples that range from 2.84% to 7.40% copper over widths of 0.10 metre; and three sampled intervals that returned 1.79% copper over 2.90 metres, 1.37% copper over 2.35 metres and 2.38% copper over 1.00 metre. The combination of these geological features and positive analytical results indicate the potential for a new volcanogenic massive sulphide district.

The Sitlika rocks in the area being worked are equivalent in age to the rocks hosting the Kutcho volcanogenic massive sulphide deposits in northern BC. Kutcho is currently at the feasibility stage. The largest and most advanced deposit on the Kutcho property is the Main deposit with measured and indicated resources of 15.6 million tonnes grading 1.65% copper, 2.15% zinc, 26 grams silver and 0.3 gram gold per tonne, which is potentially amenable to open pit mining (Western Keltic Mines Inc. website, July 2007).

Amarc carried out a significant program on the Sitlika Properties during the 2007 field season, which included geologic mapping, silt sampling, soil sampling, magnetometer surveys and induced polarization surveys designed to delineate targets. The direct cost of the program to date is approximately $1.87 million. The Company is presently reviewing the results of the 2007 field season in preparation for planning an aggressive exploration program during the 2008 season.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

Tulox Property

The Tulox property, located in the Cariboo region and comprising 252 square kilometres, was acquired during the period July 2005 to March 2007.

On May 7, 2007, Amarc entered into an agreement to sell the Tulox property, subject to certain conditions, for a consideration of 10,000,000 common shares of Sitec Ventures Corp. The Company will also receive a 3% net smelter royalty return following the commencement of commercial production on the property. The Company also received a "Back in Right" whereby, on completion of $5,000,000 of exploration expenditures on the property, the Company will have 90 days during which it can acquire a 60% interest in the property by agreeing to complete a further $10,000,000 of exploration expenditures on the property. The agreement is currently expected to close in fiscal 2008.

The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks have been overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property is anomalous in gold and gold indicator elements.

Pinchi Gold Properties

During the period December 2006 to April 2007, Amarc registered for acquisition a total of 528 square kilometres in four properties located northwest of Fort St. James in central B.C. These properties comprise the Calex, Grand, Grandnorth and Petite claims.

The properties are underlain by Paleozoic limestones, sedimentary rocks and volcanic rocks that have been intruded by Mesozoic intrusive rocks. These geologic conditions are prospective for the formation of bulk tonnage gold deposits.

The Company performed airborne and ground based geophysical surveys and grid based geochemical surveys during the 2007 field season in order to define targets for follow-up. The cost of the program to date is approximately $360,000. Company personnel are presently reviewing the results of the 2007 field season in preparation for planning an aggressive exploration program during the 2008 season.

Other Properties

Amarc's senior geological team is engaged in an active property evaluation and search program in British Columbia called the BC Initiative Program in order to identify properties that meet the Company's exploration criteria. The Company also has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon Territory, Canada, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. Amarc retains a 2.5% net smelter royalty on production from the 1,300 hectare Chona property located in B.C., which can be purchased by the arms length owner for $2,500,000. Amarc also retains a 1.5% net smelter royalty from the 1,760 hectare AA property located in B.C., 0.5% of which can be purchased by the arm's length owner for $1,000,000. At the present time, the Company has no plans to undertake any programs on these properties.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

Market Trends

Overall, copper prices have been increasing since late 2003. Copper prices averaged US$3.22/lb in 2007, and US$3.21/lb in January 2008.

Overall, gold prices have been increasing for more than three years. Gold prices averaged approximately US$695/oz in 2007, and US$890/oz in January 2008.

Overall, zinc prices have been increasing for more than three years. The zinc price averaged $1.47/lb in 2007, increasing from $0.48/lb in 2004. Zinc has averaged $1.07/lb in January 2008.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at March 31
	2007	2006	2005
Current assets	$8,742,826	$4,872,158	$7,888,349
Mineral property interests	–	98,429	155,929
Equipment	25,462	36,951	47,105
Total assets	8,768,288	5,007,538	8,091,383

Current liabilities	78,012	38,431	871,243
Shareholders' equity	8,690,276	4,969,107	7,220,140
Total shareholders' equity & liabilities	8,768,288	5,007,538	8,091,383

Working capital	$8,664,814	$4,833,727	$7,017,106

	Year ended March 31
	2007		2006	2005
Expenses
Amortization	$6,366		$10,154	$13,083
Conference and travel	60,402		37,471	5,591
Exploration	1,033,060		3,012,825	7,553,950
Legal, accounting and audit	33,465		64,160	63,521
Management and consulting	54,714		92,987	45,658
Office and administration	150,163		137,155	106,349
Property investigation	10,396		4,316	–
Salaries and benefits	229,024		382,254	356,841
Shareholder communication	51,857		72,531	104,308
Trust and filing	18,719		17,946	23,350
Foreign exchange loss (gain)	(38,098)		2,645	8,204
Interest on flow-through shares	–		–	92,502
Interest income and other	(333,737)		(129,852)	(242,862)
Loss on sale of equipment	1,678		–	–
Write down of accounts receivable	–		45,088	–
Write down of marketable securities	–		190,392	6,667
Write down of mineral property interest	98,429		10,000	76,000
Subtotal	1,376,438		3,950,072	8,213,162
Stock-based compensation expense (recovery)	–		(16,282)	496,031
Gain on sale of marketable securities	–		(92,887)	(81,554)
Net loss for the year	$(1,376,438	) $	(3,840,903)	$(8,627,639)

Basic and diluted loss per share	$(0.03)		$(0.08)	$(0.19)

Weighted average number of common shares
outstanding	54,557,473		49,880,651	45,168,411

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
	2007	2007	2007	2007	2006	2006	2006	2006
Current assets	5,991	6,901	8,232	8,743	5,956	$4,279	$4,704	$4,872
Other assets	22	22	24	25	69	70	73	135
Total assets	6,013	6,923	8,256	8,768	6,025	4,349	4,777	5,008

Current liabilities	40	383	91	78	2,180	77	38	38
Shareholders' equity	5,973	6,540	8,165	8,690	3,845	4,272	4,739	4,969
Total liabilities &
shareholders' equity	6,013	6,923	8,256	8,768	6,025	4,349	4,777	5,008

Working capital	5,951	6,517	8,141	8,665	3,776	4,202	4,667	4,834

Expenses
Amortization	1	1	1	–	2	2	2	3
Conference and travel	4	3	2	–	17	43	–	3
Exploration	443	1,667	467	271	369	301	92	31
Legal, accounting and audit	21	3	3	22	2	6	4	6
Management and consulting	18	7	24	2	3	25	24	58
Office and administration	37	44	54	44	46	35	26	31
Property investigation	1	1	1	2	(4)	10	2	2
Salaries and benefits	78	75	48	60	56	63	50	52
Shareholder communication	21	19	13	10	12	22	8	9
Trust and filing	7	8	1	10	3	5	1	6
Subtotal	631	1,827	614	421	506	512	209	201
Foreign exchange loss (gain)	1	83	89	12	(48)	(10)	7	50
Interest income	(64)	(93)	(109)	(224)	(31)	(34)	(40)	(30)
Other	–	–	–	–	–	(1)	(3)	(4)
Subtotal	568	1,817	594	209	427	467	173	217
Loss on sale of fixed assets	–	–	–	–	–	–	1	–
Gain on sale of marketable
securities	–	–	(69)	–	–	–	–	(93)
Mark-to-market adjustment
on warrants	–	–	–	–	–	–	–	16
Write-down of accounts
receivable	–	–	–	–	–	–	–	45
Write-down of mineral
property interest	–	–	–	43	–	–	56	–
Net loss for the period	$568	$1,817	$525	$252	$427	$467	$230	$185

Basic and diluted net loss per
share	$0.01	$0.03	$0.01	$0.00	$0.01	$0.01	$0.00	$0.00

Weighted average number of
common shares
outstanding (thousands)	63,299	63,204	62,949	60,968	52,459	52,459	52,459	52,459

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

The Company had a net loss of $2,910,030 for the nine month period ended December 31, 2007, compared to net loss of $1,123,794 for the same period in fiscal 2007. The increase in loss was due primarily to increased exploration expenditures compared to the previous year.

Exploration expenses for the nine month period ended December 31, 2007 increased to $2,577,611, compared to $762,608 for the same period in the previous year, due to increased exploration programs being carried out in British Columbia, most of which were focused on the Bodine property. The major exploration expenditures during the period were geological (2008 – $1,402,164; 2007 – $451,805), helicopter (2008 – $391,877; 2007 – $42,358) site activities (2008 – $352,069; 2007 – $62,660), and assays and analysis (2008 – $211,905; 2007 – $97,646).

Administrative costs for the current period also increased with the greater exploration activities. The major administrative costs during the period were salaries and benefits (2008 – $200,715; 2007 –$168,922), office and administration (2008 – $134,756; 2007 – $105,828), shareholder communication (2008 – $52,868; 2007 – $42,079) and management and consulting (2008 – $48,795; 2007 – $52,109).

Interest and other income increased to $265,425 for the nine month period ended December 31, 2007 compared to $109,911 for the same period last year, due, in part, to interest earned on the $5,500,000 loan to Rockwell Diamonds Inc. for 18 days during the current year, compared to $nil during the same period last year. The increased interest income was also due to higher cash balances on hand, following the January 2007 private placement sale of approximately $5,250,000 of common shares of the Company, along with an increase in interest rates earned on the Company's cash balances.

There were no losses on the sale of equipment or write-down of mineral property interest during the current period, compared with a loss of $1,678 on the sale of fixed assets and a write-down of mineral property interest of $55,929 recorded in the same period last year.

A foreign exchange loss of $172,407 was recorded during the nine month period ended December 31, 2007, compared with a gain of $50,399 in the same period of the prior year. The loss was due primarily to an appreciation of approximately $0.16 in the Canadian dollar during the current nine month period, on average US dollar denominated cash and cash equivalents of approximately $920,000.

A gain of $68,992 on the sale of marketable securities was recorded during the current period, compared with $nil during the same period of the prior year. The gain resulted from the sale of 497,993 common shares of Rockwell Diamonds Inc., which the Company had received as payment for the interest portion of the $5,500,000 loan to Rockwell Diamonds Inc., repaid on April 18, 2007.

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements.

On January 17, 2007, the Company completed a private placement of 10,490,000 units, consisting of 4,490,000 flow-through units and 6,000,000 non-flow-through units at a price of $0.50 per unit. Each

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

flow-through unit consists of one flow-through common share and a warrant and each non-flow-through unit consists of one non-flow-through common share and a warrant. Each warrant entitles the holder to purchase one non-flow-through common share until January 17, 2009, at a price of $0.55 per share. In accordance with certain provisions of the Income Tax Act (Canada), the Company was obligated to spend the flow-through unit proceeds by December 31, 2007. During the nine month period ended December 31, 2007, 350,000 warrants were exercised for proceeds of $192,501.

At December 31, 2007, the Company had working capital of approximately $6.0 million which is sufficient to fund its known commitments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

Operating activities

Cash used in operating activities was $3,306,063 in the first nine months of fiscal 2008, compared to $955,519 for the same period last year. Cash used in operating activities was attributable primarily to exploration programs carried out on its British Columbia mineral properties. The Company anticipates continuing to use its cash in its operating activities to carry out its exploration programs.

Investing activities

Cash flows from investing activities were $5,815,499 in the first nine months of fiscal 2008, compared to $3,445 in the same period last year. Cash flows from investing activities consisted of $5,500,000 from the repayment of a loan to a related party and $315,499 in proceeds from the sale of securities. Cash flows from investing activities in the prior period were attributable to the sale of fixed assets.

Requirement of Financing

Development of any of the Company's mineral properties beyond feasibility will require additional equity and possibly debt financing. As Amarc is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7	Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Pursuant to the agreement dated December 31, 1996, Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia, a private company with certain directors in common with the Company, carries out geological, exploration, corporate development, administration, and management services for, and incurs costs with third-party vendors on behalf of, the Company on a full cost-recovery basis.

Costs for services rendered and costs incurred on behalf of the Company by HDI were $1,267,829 for the nine month period ended December 31, 2007, as compared to $640,271 for the same period last year. The variances were due to increases in the Company's exploration activities.

Rockwell Diamonds Inc., formerly named Rockwell Ventures Inc. ("Rockwell"), is a public company with certain directors in common with the Company. On January 26, 2007, the Company advanced $5,500,000 to Rockwell pursuant to a 90-day promissory note. Interest on the promissory note was calculated at a rate of 20% per annum, compounded quarterly. Interest was payable in common shares of Rockwell, based upon the ten day average closing price, less a 10% discount. On April 18, 2007, Rockwell repaid the principal amount of the loan, together with 497,993 common shares of Rockwell at a deemed price of $0.495, representing the payment of interest which had accrued on the 90-day promissory note. For the nine month period ended December 31, 2007, interest income of $53,629 was recorded on the promissory note.

On June 21, 2007, the Company sold these 497,993 common shares of Rockwell for proceeds of $315,499 and recorded a corresponding gain of $68,992 on the sale of the securities.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

None.

1.12	Critical Accounting Estimates

Not required. The Company is a venture issuer.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13	Changes in Accounting Policies including Initial Adoption

The CICA issued Section 3855, Financial Instruments –Recognition and Measurement, Section 3861, "Financial Instruments – Disclosure and Presentation", Section 3865, "Hedges", and Section 1530, "Comprehensive Income", all applicable to the Company for annual or interim accounting periods beginning on April 1, 2007.

Section 3855 requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet and measured based on specified categories. Section 3861 identifies and details information to be disclosed in the financial statements.

Section 3865 sets out when hedge accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed.

Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

The CICA also issued Section 1506, Accounting Changes, which revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

The application of these new standards has had no impact on the Company's financial statements as at and for the nine month period ended December 31, 2007.

1.14	Financial Instruments and Other Instruments

The carrying amounts of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. It is not practicable to determine the fair value of amounts receivable from related parties, due to the related party nature of such amounts and the absence of a secondary market for such instruments.

1.15	Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented as a schedule to the unaudited consolidated financial statements for the three and nine months ended December 31, 2007.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2	Disclosure of Outstanding Share Data

The following table details the share capital structure as at February 22, 2008, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number
Common shares			63,299,473

Warrants	January 17, 2009	$0.55	10,140,000

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3	Internal Controls over Financial Reporting and Disclosure Controls

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company's internal control over financial reporting during the nine month period ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the nine month period ended December 31, 2007 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.